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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                    SEC File Number   0-12050
                                                                    ------------
(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

    For Period Ended:                     December 31, 1998
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION


                       SafeGuard Health Enterprises, Inc.
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Full Name of Registrant


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Former Name if Applicable

                                 95 Enterprise
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Address of Principal Executive Office (Street and Number)

                         Aliso Viejo, California 92656
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City, State and Zip Code


                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]   (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the Company is currently in negotiations with its Lenders regarding the ongoing status of its loans. The resolution of such issues will impact the disclosures within the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                SEC 1344 (11/91)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Ronald I. Brendzel, Senior Vice President       949               425-4110
      -----------------------------------------   -----------      ------------------
                      (Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [X] Yes   [ ] No
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

          As previously disclosed on or about February 17, 1999, the Company expects to report a pretax loss for 1998 in the range of $16,000,000 to $19,000,000 or approximately $3.40 per share to $4.00 per share, the majority of which relates to the Company's previously discontinued general and orthodontic dental offices. Also included in these expenses are charges related to the reduction in the value of the Company's former headquarters building in Anaheim, California, which the Company is in the process of selling, severance payments for a number of employees who left the Company in the fourth quarter as a result of the Company's continuing efforts to streamline its operations, and expenses for a reduction in its accounts receivable balances which may be uncollectable, as ascertained after the Company completed its systems conversion in October of last year.

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       SafeGuard Health Enterprises, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 29, 1999                   By    /s/ Ronald I. Brendzel
     ---------------------------             -----------------------------------
                                             Ronald I. Brendzel
                                             Senior Vice President and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.